

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 16, 2009

<u>Via U.S. Mail</u>

Steven Lipscomb
Chief Executive Officer
WPT Enterprises, Inc.
5700 Wilshire Boulevard, Suite 350
Los Angeles, CA 90036

>   **Re: WPT Enterprises, Inc.**
>   **Schedule 14A**
>   **Filed: September 1, 2009**
>   **File No. 000-50848**

Dear Mr. Lipscomb:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with an analysis of why this asset sale does not constitute the first step in a series of transactions likely to result in you going private. While you state on page 3 that you do not intend to go private, you state that you may

repurchase blocks of your common stock in private transactions from your proceeds. Please explain.

The Asset Sale, page 27

2. We note that you explored transactions with alternative parties. Please revise here and throughout the proxy to clarify why you chose Peerless Media Ltd.'s offer over the alternatives. Include disclosure of how your financial analysis discussed on page 35 led you to conclude that Peerless' offer was superior to the others, factoring in, at the least, the proposed $18 million purchase price with 4% of online gaming revenues and 5% of sponsorship and other revenues from Company I and the $1 million termination fee paid to Gamynia. Also include disclosure of how you valued your assets in that analysis.

Interests of Management and the Board of Directors, page 51

3. Please revise this section to explain your management structure following the closing of the asset sale compared to its current structure. While we note the disclosure in the first full paragraph on page 37 that the only remaining officer after the asset sale will be your chief executive officer, you also state in the last sentence of the last bullet point on page 37 that the Buyer intends to "keep key management continuity with regards to existing businesses." Please explain the inconsistency.

****

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Zachary Smith, Esq.
        Via Facsimile (310) 500-3501